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                                                                      EXHIBIT 12

                                MASCOTECH, INC.

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                             (DOLLARS IN THOUSANDS)

                                             FOR THE YEARS ENDED DECEMBER 31
                                   ---------------------------------------------------
                                     1999       1998       1997      1996       1995
                                   --------   --------   --------   -------   --------
EARNINGS BEFORE INCOME TAXES AND
FIXED CHARGES:
  Income from continuing
     operations before income
     taxes, and cumulative effect
     of accounting change, net...  $139,470   $144,520   $190,290   $77,220   $100,280
  Deduct equity in undistributed
     earnings of less-than-fifty
     percent owned companies.....    (9,800)    (8,530)   (46,030)  (31,650)   (29,590)
  Add interest on indebtedness,
     net.........................    80,660     81,280     36,650    30,350     51,500
  Add amortization of debt
     expense.....................     2,740      3,250        900     1,490      1,670
  Estimated interest factor for
     rentals.....................     3,710      3,620      2,100     6,350      7,070
                                   --------   --------   --------   -------   --------
  Earnings before income taxes
     and fixed charges...........  $216,780   $224,140   $183,910   $83,760   $130,930
                                   ========   ========   ========   =======   ========
FIXED CHARGES:
  Interest on indebtedness,
     net.........................  $ 80,950   $ 81,740   $ 36,770   $30,590   $ 51,690
  Amortization of debt expense...     2,740      3,250        900     1,490      1,670
  Estimated interest factor for
     rentals.....................     3,710      3,620      2,100     6,350      7,070
                                   --------   --------   --------   -------   --------
           Total fixed charges...    87,400     88,610     39,770    38,430     60,430
                                   --------   --------   --------   -------   --------
Preferred stock dividend
  requirement (a)................        --         --     10,300    21,570     21,970
                                   --------   --------   --------   -------   --------
  Combined fixed charges and
     preferred stock dividends...  $ 87,400   $ 88,610   $ 50,070   $60,000   $ 82,400
                                   ========   ========   ========   =======   ========
RATIO OF EARNINGS TO FIXED
  CHARGES........................       2.5        2.5        4.6       2.2        2.2
                                   ========   ========   ========   =======   ========
RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS................       2.5        2.5        3.7       1.4        1.6
                                   ========   ========   ========   =======   ========

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(a)  Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.